Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-226751 on Form F-10 of our reports dated February 13, 2019, relating to the consolidated financial statements of Goldcorp Inc. and subsidiaries (“Goldcorp Inc.”) and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Current Report on Form 6-K of Goldcorp Inc.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 13, 2019